SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-82306

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mid-America Energy Resources Employee Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
1001 North 19th Street
Arlington, VA 22209

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS (Unaudited):

Statements of Assets Available for Benefits as of December 31, 2004 and 2003 (Unaudited)	1

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2004 (Unaudited)	2

Notes to Financial Statements	3-6

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees Retirement Income Security Act of 1974.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                 2004          2003
                                               Unaudited     Unaudited
                                               ----------    ---------
ASSETS:

INVESTMENTS - at fair value:

  The AES Corporation
    Common Stock                                  96,651        84,142

  Merrill Lynch Equity Index Trust Fund
    Common/Collective Trust                      204,650       219,354

  Merrill Lynch Retirement Preservation
    Trust Fund Common/Collective Trust           108,479       103,940

  Oppenheimer Main Street & Growth
    Mutual Fund                                  136,074       124,394

  Ivy International Fund
    Mutual Fund                                    7,869         6,752

  Aim Income Fund
    Mutual Fund                                    3,167         3,014

  Merrill Lynch Global Allocation Fund
    Mutual Fund                                  351,759       347,886

  Merrill Lynch Balanced Capital Fund
    Mutual Fund                                  131,933       121,662

  Participant Loans                                    -         3,558
                                              -----------   -----------
      Total Investments                        1,040,582     1,014,702

CASH                                                   -             -

CONTRIBUTIONS RECEIVABLE                               -             -

ACCRUED INTEREST AND DIVIDENDS                     1,972         1,953
                                              -----------   -----------
      Total assets                             1,042,554     1,016,655
                                              -----------   -----------
LIABILITIES:

Accrued Fees                                           -              -
                                              -----------   -----------
      NET ASSETS AVAILABLE FOR BENEFITS        1,042,554     1,016,655
                                              ===========   ===========

See notes to financial statements.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004 (Unaudited)

INCREASES

Employee contributions                                         $        -
Company contributions, net                                              -
Interest and dividend income                                       27,562
Rollover accounts and principal repayments                             68
Net appreciation (depreciation) of investments                     99,891
                                                           ---------------
          Total                                                   127,521
                                                           ---------------
DECREASES

Withdrawals by participants or their
  beneficiaries                                                    99,005
Loan repayments from distributions                                  2,617
Administrative fees                                                     -
                                                           ---------------
          Total                                                   101,622
                                                           ---------------
INCREASE IN ASSETS AVAILABLE FOR BENEFITS                          25,899

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                1,016,655
                                                           ---------------
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                     $1,042,554
                                                           ===============

See notes to financial statements.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Mid-America Energy Resources Employee Retirement Plan (the "Plan") have been prepared on the accrual basis.

Plan Assets

Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of refunding employee contributions; or payment of vested employer contributions to employees withdrawing from the Plan, payment to employees obtaining an in-service distribution, payment due to a hardship withdrawal, issuing loan proceeds, distribution to retiring employees, distribution to beneficiaries of deceased employees or to pay expenses of the Plan. All payments made from the trust require the approval of the Employee's Pension & Benefits Committee of Indianapolis Power & Light Company, Inc. (the "Pension Committee"). Merrill Lynch Trust Company is the sole Trustee and record keeper of the assets of the Plan.

Investments

Investments in securities are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. Cost of securities sold is determined on a specific identification basis. Dividends are recorded on the ex-dividend date.

Participant Loans

Loans to participants are stated at cost which approximates fair value.

Use of Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in net assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

Payment of Benefits

Upon severance of employment, a participant may elect to receive a lump sum payment for the full value of the participant's account, including vested employer contributions and related earnings. The participant also has the option of maintaining the account until reaching the age of 70.5 years. Benefits are recorded when paid.

Administrative Fees

For the plan year ended December 31, 2004, each participant with an investment in the AES Common Stock Fund was charged approximately $.08 per share. There are no other transaction-based fees for the other investment funds. Administrative fees on the mutual and managed funds were based upon fund balances.

2. DESCRIPTION OF THE PLAN

The Plan is administered by the Pension & Benefits Committee which is a committee appointed by the Indianapolis Power & Light Company ("IPALCO") Board of Directors. The Plan is a defined contribution plan, and employees of MAER and its affiliates become eligible to participate in the Plan at attainment of age 18 and immediately upon hire.

All employees become fully vested in the plan after five years of uninterrupted service. Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions.

The Plan is valued on a daily "share" valuation.

Since there are no remaining active employees, there are no employee or employer contributions being received into the plan. Allocations of Plan earnings are based on individual account balances relative to total account balances as of the valuation dates.

Participant fund transfers are subject to certain restrictions as outlined in the Summary Plan Description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and after payment of necessary expenses shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

The Plan is maintained with the intent of being a qualified trust under Section 401(a) of the Internal Revenue Code. Its related trust is exempt from Federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on November 14, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Internal Revenue Code.

Participants should refer to the "Summary Plan Description" for a more detailed description of the Plan.

3. RISKS AND UNCERTAINTIES

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, corporate stocks, registered investment companies, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                      2004        2003

The AES Corporation common stock
  7,070 and 8,913 shares, respectively               $96,651     $84,142

Oppenheimer Main Street Income &
    Growth Mutual Fund, 3,837 and
    3,793 shares, respectively                      $136,074    $124,394

Merrill Lynch Global Allocation Fund
   21,306 and 23,177 shares,
   respectively                                     $351,759    $347,886

Merrill Lynch Retirement Preservation Trust,
  108,479 and 103,940 shares, respectively          $108,479    $103,940

Merrill Lynch Equity Index Trust,
    2,302 and 2,729 shares, respectively            $204,650    $219,354

Merrill Lynch Balanced Capital Fund
     4,939 and 4,605 shares, respectively           $131,933    $121,662

During 2004, the Plan's investments (including both realized and unrealized gains and losses) appreciated in value by $99,891 as follows:

Mutual Funds                                        $45,066
Common/Collective Trust                              20,445
Common Stock                                         34,380
                                                -------------
Net appreciation in fair value of investments       $99,891
                                                =============

5. MERRILL LYNCH RETIREMENT PRESERVATION TRUST

One of the investment funds is the Merrill Lynch Retirement Preservation Trust, which is a trust for the collective investment of Qualified Plans. The majority of the fund assets consist of investment contracts which are included in the financial statements at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contracts at December 31, 2004 and 2003 approximates market value. The average yield rate for 2004 was approximately 3.95%.

6. RELATED PARTY TRANSACTIONS

One of the Plan's investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of Mid-America Energy Resources, any investment transactions involving AES common stock qualify as party-in-interest transactions. Merrill Lynch is also the Investment Manager for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust, the Merrill Lynch Global Allocation Fund, and the Merrill Lynch Balanced Capital Fund and therefore, these transactions also qualify as party-in-interest transactions.

* * * * *

 SIGNATURES

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MID-AMERICA ENERGY RESOURCES EMPLOYEE RETIREMENT PLAN

By the Plan Administrator:

EMPLOYEES' PENSION & BENEFITS COMMITTEE OF INDIANAPOLIS POWER & LIGHT COMPANY

By: /s/ Edward J. Kunz

Edward J. Kunz, Chairman of the Committee

DATE: June 29, 2005

REQUIRED INFORMATION

The certification of the chief executive officer and the chief financial officer of IPALCO Enterprises, Inc., pursuant to 18 U.S.C. ss. 1350, is attached hereto as Exhibit 99.